UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of June, 2004

Cameco Corporation
(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated June 16, 2004	3 - 7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cameco Corporation
Date: June 17, 2004	By:	"Gary M.S. Chad"
Gary M.S. Chad
Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Provides Details of Previously Announced Uranium Agreement
Companies Amend Deal for Uranium from Dismantled Russian Nuclear Weapons

Saskatoon, Saskatchewan, Canada, June 16, 2004 . . . . . . . . . . . . . .

Cameco Corporation and its two partners announced today that they have finalized an amendment to their agreement to purchase uranium derived from dismantled Russian nuclear weapons. The amendment is subject to approval by the US and Russian governments. Cameco had previously provided an overview of this development in its 2004 first quarter report. The recent signing of the agreement provides the opportunity for the companies to explain in more detail the amendment and its potential impact on the uranium concentrate and UF6 conversion markets.

“Cameco is proud to be part of an international initiative that is successfully turning uranium from Russian nuclear weapons into fuel for clean energy,” said Jerry Grandey, Cameco’s president and CEO.

Please see the attached joint announcement by Cameco and its two partners for more detailed information.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Media & investor inquiries: Alice Wong (306) 956-6337

Wednesday, June 16, 2004

Companies Amend Deal for Uranium from Dismantled Russian Nuclear Weapons

Cameco, COGEMA and RWE NUKEM (collectively the western companies) announced they have signed an amendment with Techsnabexport (Tenex) that ensures the continued operation of the UF6 Feed Component Implementing Contract (HEU Contract) to the end of its term in 2013. The amendment provides for, amongst other things, that the western companies will forego a portion of their future options on non-quota HEU-derived uranium (i.e. quantities for consumption outside the US) to ensure there is sufficient material in Russia for blending down the weapons grade HEU to commercially usable low enriched uranium (LEU). This change was needed in light of Russia’s rising requirements for uranium to fuel their expanding nuclear plant construction program within Russia and abroad. The amendment to the HEU Contract is subject to approval by the US and Russian governments.

HEU from dismantled nuclear weapons is blended down to LEU in Russia and delivered to the United States for use in nuclear power plants in both the US and abroad. The HEU Contract gives the western companies the right to purchase, from Tenex, the natural uranium component of the LEU derived from HEU.

The western companies have had an agreement with Tenex since 1999 to facilitate the disarmament initiative by providing for the delivery of the HEU-derived uranium for use as fuel in western world reactors. The western companies and Tenex have agreed to a number of amendments over the years to help make the HEU Contract work in a changing environment.

Background Information
Under the HEU Contract, Russia annually delivers the equivalent of 24 million pounds of uranium derived from HEU into the United States. Tenex has the right to sell a portion of that material directly, or through its sales agent, primarily into the US market. Currently that quantity is almost 6 million pounds per year, and it increases to about 8 million pounds annually over the next several years. The western companies have rights (or first options) to purchase the rest of that material for use in the United States or abroad.

While Russia can deliver approximately 24 million pounds per year, sales to utility end users in the US are limited by annual legislated quotas according to the following schedule:

Sales quotas into the United States

Year	Quota
(million lbs U3O8)
2004	14
2005	16
2006	17
2007	18
2008	19
2009 to 2013	20 per year

If the western companies do not exercise all their first options, or Tenex does not sell its full quantity, the remaining material is returned to Russia and placed in an inventory monitored by the United States government. At the end of 2003, there was about 44 million pounds in that monitored inventory.

The western companies had the priority right (or “second options”) to purchase all or a portion of the uranium in the monitored inventory provided they have exercised all first options available for the year for which the second options are sought. Each year, Tenex is permitted to withdraw about 7 million pounds from that monitored inventory for the blending down or dilution of the HEU, provided that sufficient material is available in the monitored inventory.

Late last year, Russia determined that it will need to withdraw 7 million pounds annually throughout the remaining life of the agreement (through 2013) to facilitate the blending of HEU.

Russia recognized that the monitored inventory and future HEU-derived uranium deliveries were two sources to draw on for the annual blending requirement.

•	Using the monitored inventory means it would be drawn down over the next six years or sooner depending on whether the western companies exercised their second options. At Russia’s request, the western companies have agreed to waive their rights to purchase uranium from the monitored inventory for the remainder of the agreement. This allows the HEU agreement to continue as planned, but reduces the remaining quantity of second options available for the western companies to purchase over the balance of the HEU commercial agreement.

•	Russia will make up the balance of its needs through its own share of HEU-derived uranium in later years. Using future HEU-derived uranium deliveries means that beginning in about 2008, Tenex will return about 7 million pounds of HEU-derived uranium back to Russia to facilitate its blending requirements.

The net impact of the foregoing is that the amount of second option material for delivery outside the US that theoretically would have been available to the western (non-US) market has been reduced by a total of about 74 million pounds in the period through 2013, along with the contained conversion component of some 28,000 tonnes U as UF6.

That 74 million pounds is made up of about 30 million pounds of Tenex material that will be returned to Russia in the period 2008 through 2013, and the other 44 million pounds is the monitored inventory as of the end of 2003.

The western companies have now firmed up most of their options under the HEU Contract, and have firm purchase commitments for almost 163 million pounds of uranium from now to the end of 2013. Uranium from the HEU Contract has been, and will continue to be, a reliable source of supply for the market.

- End -

For further information please contact:

Alice Wong (Cameco)
Phone: (306) 956-6337

M. Yves Dufour (COGEMA, a subsidiary of AREVA)
Phone: + 33 1 39 26 32 95

James C. Cornell (RWE NUKEM, Inc.)
Phone: (203) 205-2785